SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In April 2011 there were only the following security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. directors.

Company name: TIM Participações S.A.
Group and Related Parties	(X) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies	( ) People attended with Management

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	1	0.00000012	0.00000004
Shares	Preferred registered	12	0.00000078	0.00000048

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
TCSL4	share	Bradesco	Purchase	28	9	7,30	65,70
Total Purchase
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	1	0.00000012	0.00000004
Shares	Preferred registered	18	0.00000117	0.00000072

 *The Board of Directors’ composition changed after the extraordinary/ordinary shareholders meeting, held in April, 11th, when the new Board was elected.

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In April 2011 there were only the following security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Senior Managers.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	(X) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies	( )People attended with Management

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	18,003	0.00110282	0.00072718

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
TCSL4	Share	Bradesco	Purchase	28	1	7,30	7,30
TCSL4	Share	Bradesco	Total Purchase	28	1	7,30	7,30
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	18,004	0.00110288	0.00072722

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In April 2011 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Auditors.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( X ) Audit Committee	( ) Technical or Advisory Bodies	( )People attended with Management

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	87	0.00000533	0.00000351

Activity in the month – describe each  purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	87	0.00000533	0.00000351

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In April 2011 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Auditors.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies	( X ) People attended with Management

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	4,000	0.00024503	0.00016157

Activity in the month – describe each  purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	4,000	0.00024503	0.00016157

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:April 10, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.